T 604.682.3701	Suite 400, 455 Granville Street
F 604.682.3600	Vancouver, BC V6C 1T1	www.levon.com

August 31, 2010	TSX-V Trading symbol: LVN Berlin & Frankfurt: LO9

LEVON CLOSES BOUGHT DEAL AND NON-BROKERED FINANCINGS FOR GROSS PROCEEDS OF $11,100,000

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES

Levon Resources Ltd. (“Levon” or the “Company”) is pleased to announce the closing of its bought deal private placement with Canaccord Genuity Corp. (the “Underwriter”) previously announced on August 17, 2010 of 13,334,000 Units (the “Units”) at a price of CDN$0.75 per Unit for aggregate gross proceeds of CDN$10,000,500 (the “Offering”).  The 13,334,000 Units issued includes 3,334,000 Units issued pursuant to the exercise of an over-allotment option granted to the Underwriter, which was exercised in full. Each Unit consists of one common share of the Company (the “Share”) and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant entitles the holder to subscribe for one additional Share for period of 18 months from the closing of the Offering at an exercise price of CDN$1.20. In the event that after four months and one day after the closing of the Offering, the volume weighted average trading price of the Company’s common shares on the TSX Venture Exchange, for a period of 15 consecutive trading days exceeds CDN$1.75, the Company may, within five days after such an event, provide notice to the warrant holders of early expiry and thereafter, the Warrants will expire on the date which is 30 days after the date of the notice to the warrant holders.

Levon paid the Underwriter a cash commission in the amount of $525,026 and issued to the Underwriter 1,066,720 warrants (the Underwriter’s Warrants).  Each Underwriter’s warrant is exercisable to purchase one Share at a price of $1.00 for a period of 12 months from closing of the Offering.

Fronteer Gold Inc. (“Fronteer”) purchased 6,666,700 Units of the Offering. After giving effect to this purchase and closing of the Offering, Fronteer beneficially owns approximately 8% of the outstanding common shares of the Company.

In addition, the Company also announces the closing of a non-brokered private placement of 1,471,353 units, for gross proceeds of CDN$1,103,514 under similar terms as above. A Finder’s Fee of $2,250 will be paid for assistance with the offering.

The Company intends to use the net proceeds of the Offering to conduct exploration activities on its Cordero Project in Mexico, and for general working capital purposes.

The securities issued by Levon in connection with these offerings are subject to a 4-month "hold period" (January 01, 2011) as prescribed by the TSX Venture Exchange.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

LEVON RESOURCES LTD.
“Ron Tremblay”
__________________________________
Ron Tremblay
President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

Levon Resources Ltd. Announces CDN$7.5 Million Bought Deal Financing

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES

Levon Resources Ltd. (“Levon” or the “Company”) is pleased to announce that it has entered into an agreement with Canaccord Genuity Corp. (the “Underwriter”), to sell 10,000,000 Units (the “Units”) at a price of CDN$0.75 per Unit for aggregate gross proceeds of CDN$7,500,000 (the “Offering”). Each Unit will consist of one common share of the Company and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant will entitle the holder to subscribe for one additional common share for period of 18 months from the closing of the Offering at an exercise price of CDN$1.20. In the event that after four months and one day after the closing of the Offering, the volume weighted average trading price of the Company’s common shares on the TSX Venture Exchange, for a period of 15 consecutive trading days exceeds CDN$1.75, the Company may, within five days after such an event, provide notice to the warrant holders of early expiry and thereafter, the Warrants will expire on the date which is 30 days after the date of the notice to the warrant holders.

The Company will grant the Underwriter an over-allotment option to purchase up to an additional 3,334,000 Units for additional gross proceeds of up to CDN$2,500,250, exercisable 48 hours prior to the closing of the Offering.

In addition, the Company also announces that it will conduct a non-brokered private placement of up to CDN$1,000,000 in Units under similar terms as above.

The Company intends to use the net proceeds of the Offering to conduct exploration activities on its Cordero Project in Mexico, and for general working capital purposes.

The Offering and the non-brokered private placement are scheduled to close on or about August 31, 2010 and is subject to certain conditions including, but not limited to, receipt of all required regulatory approvals. The securities issued by Levon in connection with these offerings are subject to a 4-month "hold period" as prescribed by the TSX Venture Exchange.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

LEVON RESOURCES LTD.
“Ron Tremblay”
__________________________________
Ron Tremblay
President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.